UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The PepsiCo Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

THE PEPSICO SAVINGS PLAN
December 31, 2025 and 2024
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	3

Statement of Changes in Net Assets Available for Benefits for the year ended
December 31, 2025	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the	13
year ended December 31, 2025

Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of
December 31, 2025	14

Signature	15

Index to Exhibit	16

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of
The PepsiCo Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The PepsiCo Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025, and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 2000.
New York, New York
June 18, 2026

THE PEPSICO SAVINGS PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2025 and 2024
(dollars in thousands)

	2025	2024
Assets
Investments:
Plan interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust	$16,371,702	$14,599,872
Receivables:
Participant contributions	902	14
Employer contributions	6,726	27,169
Notes receivable from participants	328,171	309,896
Total receivables	335,799	337,079
Liabilities
Participant contribution payable	186	69
Net Assets Available for Benefits	$16,707,315	$14,936,882
See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2025
(dollars in thousands)

Additions to net assets attributed to:
Gain:
Investment gain from the PepsiCo, Inc. Defined Contribution Plans Master Trust	$2,136,397
Interest income on notes receivable from participants	31,016
Total gain	2,167,413
Contributions:
Participants	793,692
Rollovers	65,178
Employer	418,755
Total additions	3,445,038
Deductions from net assets attributed to:
Benefits paid to participants	1,704,964
Dividends paid to participants	3,180
Administrative expenses	1,931
Total deductions	1,710,075
Net Increase in net assets before transfers	1,734,963
Net transfers in	35,470
Net Increase in Net Assets	1,770,433
Net Assets Available for Benefits at Beginning of Year	14,936,882
Net Assets Available for Benefits at End of Year	$16,707,315

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Note 1 – Description of the Plan
The following brief description of The PepsiCo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
In general, the Plan provides a program under which eligible salaried and hourly employees (eligible employees) of PepsiCo, Inc. and certain of its subsidiaries (the Company) may accumulate funds for long-term retirement savings. All eligible employees who are paid in U.S. dollars from a U.S. payroll and classified as full time, and certain other employees as defined in the Plan document, are immediately eligible on their first day of service. Part-time eligible employees who are paid in U.S. dollars from a U.S. payroll who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Part-time eligible employees who have completed two consecutive 12-month periods of at least 500 hours of service are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees, as defined in the Plan document, are not eligible to participate in the Plan.
The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Plan has an employee stock ownership plan component within its PepsiCo Common Stock Fund. The Plan also has a Roth 401(k) feature and an after-tax contribution feature. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan is subject to the provisions of ERISA.
In December 2024, the Company acquired the Strauss Group's 50% ownership interest in Sabra Dipping Company, LLC (Sabra), and Sabra became a wholly-owned subsidiary. Sabra makes, markets, distributes and sells Sabra refrigerated dips and spreads. In connection with the acquisition, the Sabra 401(k) Plan was merged into the Plan effective June 2, 2025. Total assets of $35.5 million were transferred into the Plan.
On January 17, 2025, the Company acquired all of the outstanding equity interest in Garza Food Ventures LLC (Siete), a Mexican-American foods business. In connection with the acquisition, Siete employees were eligible to participate in the Plan effective January 17, 2025.
On May 19, 2025, the Company acquired all of the outstanding equity interest in VNGR Beverage, LLC (poppi), a prebiotic soda business. In connection with the acquisition, poppi employees were eligible to participate in the Plan effective May 19, 2025.
Administration
The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan's investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee (the Plan Administrator). The trustee for the Plan is Fidelity Management Trust Company (the Trustee), and the recordkeeper for the Plan is Fidelity Workplace Services LLC.
Contributions
Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments, up to a maximum pre-tax and Roth amount under the Code ($23,500 for 2025). Participants

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.
Participants who are expected to reach or are over age 50 during a Plan year and are making the maximum contribution are eligible to make additional catch-up contributions (up to an additional 25% of their annual compensation for such Plan year). Under the Code, the maximum allowable catch-up contribution was $7,500 for 2025.
Participants may elect to have their contributions invested in one or more investment options. In general, participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the stable value fund to the self-directed brokerage account; such transfers must be invested into another investment option for a 90-day waiting period. Initial transfers from other investment options to the self-directed brokerage account must be at least $1,000.
Salaried employees who are actively accruing benefits, or in a waiting period to actively accrue benefits, under a Company-sponsored defined benefit pension plan are currently not eligible for Company matching or non-matching contributions in the Plan. Benefits were frozen for salaried employees who were actively accruing benefits under a Company-sponsored defined benefit pension plan effective December 31, 2025, and they became eligible for Company matching and non-matching contributions as of January 1, 2026. In general, for eligible employees, the Company matches 50% of employee contributions up to a limit ranging from 4% to 8% of eligible pay based on years of service, which is invested in accordance with employee elections. Company non-matching contributions are based on age and years of service regardless of employee contribution, up to a maximum of 9% of eligible employee pay. Company non-matching contributions are invested in accordance with the employee's investment elections; however, they may not be invested in the self-directed brokerage option or the PepsiCo Common Stock Fund. Certain eligible hourly employees who are participants in a Company-sponsored defined benefit plan will receive Company non-matching contributions ranging from 6% to 8% of eligible pay above a certain threshold depending on years of service. Eligible union employees may receive different Company matching and other Company contribution amounts.
The Plan has an automatic enrollment program for full-time and part-time hires. Under the program, eligible employees automatically make pre-tax contributions in the amount of 4% to 10% of earnings. Employees that are automatically enrolled have their contribution invested in a target date fund, based on a target date closest to the employee's 65th birthday. An employee may elect out of the automatic enrollment program at any time, as well as make changes to (or maintain) the level of contributions and may re-direct how those contributions are invested.
Participant Accounts
Each participant account is credited with participant contributions, Company contributions, if applicable, and allocations of investment earnings/losses and expenses. Investment earnings/losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on the participant's investment elections.
Vesting
Participants are immediately vested in their own contributions and associated investment earnings/losses. In general, participants are fully vested in the Company contributions and associated investment earnings/losses after three years of service. Forfeited non-vested amounts are used to reduce future Company contributions or pay plan administrative expenses. The forfeited non-vested amounts used to reduce

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Company contributions were $50.6 million in 2025. As of December 31, 2025 and 2024, remaining unused forfeited non-vested accounts totaled $0.7 million and $4.2 million, respectively.
Notes Receivable from Participants
In general, participants who have a vested balance of $2,000 or more in the Plan may borrow from the total of their investment accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50% of their vested balance. A participant may have two outstanding loans at a time only if one of them is a principal residence loan. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence. The loans are secured by the balance in the participant's account.
Loans issued before January 1, 2013 bear a fixed rate of interest at the prime lending rate plus 1% at the time the loans were issued. Loans issued on or after January 1, 2013 bear a fixed rate of interest at the prime lending rate plus 2% at the time the loans are issued. Loan repayments are made directly through payroll deductions and are applied first to interest and then to principal according to a payment schedule. There were 46,417 and 44,446 loans outstanding at December 31, 2025 and 2024, respectively, with interest rates ranging from 3.3% to 10.5% with maturities through 2041 and 2040, respectively.
Benefits Paid to Participants
In general, participants may elect to receive a distribution upon hardship, termination, disability, retirement or after the age of 59 1/2; however, loans and hardship withdrawals may not be taken from Company contribution balances. Hardship distributions are allowed for purchasing a primary residence or financing the higher education of the participant, the participant's spouse or dependent, as well as paying unreimbursed medical bills or alleviating certain other financial hardships. Upon termination, disability or retirement, participants may elect to receive benefits in a lump sum or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated or default beneficiary or to his or her estate. Under certain circumstances, participants may also elect to take in-service distributions of any after-tax contributions, rollover contributions and vested Company matching contributions.
If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and investment earnings/losses. Participants can elect to receive benefit payments in a lump sum or annual installments for a period no longer than the participant's life expectancy. However, vested account balances of $5,000 or less must be distributed in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required time frame, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Government Cash Reserves Fund. If a distribution election is not made within the required time frame for an account balance of $1,000 or less, the account will be distributed automatically.
Termination
Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Code. In the event the Plan is terminated, participants would become 100% vested in any Company contributions and the Plan Administrator can direct that all accounts be distributed to the participants or continued in trust for his or her benefit.
Note 2 – Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
Investment Valuation and Income Recognition
The Plan retains a 100% interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust (PepsiCo Master Trust), which holds investments in various securities, commingled trust funds and a stable value fund. These investments are recorded at fair value, except for the fully benefit-responsive investment contracts within the stable value fund. Within the stable value fund, the collective investment trust is recorded at fair value, while the synthetic investment contracts are recorded at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recognized on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable from participants are deemed delinquent as of the end of the calendar quarter following the calendar quarter in which the loan repayment is due and unpaid. Delinquent notes receivable from participants are recorded as benefits paid to participants.
Payment of Benefits
The Plan accounts for benefits when paid.
Note 3 – PepsiCo Master Trust
Plan Interest
The Plan is the only investor in the PepsiCo Master Trust. The Plan's interest in the net assets of the PepsiCo Master Trust was 100% at December 31, 2025 and 2024.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

The PepsiCo Master Trust net assets are detailed below by asset category.

	December 31, 2025	December 31, 2024
	(in thousands)
Investments, at fair value:
Cash and cash equivalents	$35,269	$29,226
PepsiCo common stock	1,140,476	1,356,452
Money market fund	13,047	14,427
Fixed income securities	273,188	254,101
Commingled trust funds	13,329,006	11,422,930
Self-directed brokerage	931,026	815,394
	15,722,012	13,892,530
Investments at contract value: fully benefit-responsive synthetic investment contracts	637,540	696,050
Interest and dividends receivable	11,415	12,221
Other receivables	50,907	35,332
Other liabilities	(50,172)	(36,261)
Net assets	$16,371,702	$14,599,872

	Year ended December 31, 2025
	(in thousands)
Investment gain:
Net appreciation in value of investments*	$2,064,772
Interest and dividends	71,625
Net investment gain	$2,136,397
* Includes net appreciation of investments at contract value

Stable Value Fund
The PepsiCo Master Trust holds investments in a stable value fund, which consists of bond portfolios wrapped in fully benefit-responsive synthetic investment contracts. The majority of the portfolios are made up of government, corporate, mortgage-backed and asset-backed securities. The fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.
The synthetic investment contracts are issued by five investment grade financial institutions and intend to preserve the value of the fund's investments by mitigating fluctuations in the market value of the associated bond portfolios. These synthetic investment contracts are benefit-responsive in that they allow for participant withdrawals at contract value. Contract value represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. The contract value of these investments was $637.5 million and $696.1 million as of December 31, 2025 and 2024, respectively.
The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. Consistent with industry practice, a contract provider can terminate its contract with, on average, 30 days' notice, provided a for-cause termination event has not occurred. The Plan's contractual right for a wind-down period allows the contract to remain in force, including maintaining benefit-responsive payments to participants, for a period required to converge the market and book values of the contract, which is expected to be, on average, two to three years.
Note 4 – Fair Value Measurements
The guidance on fair value measurements defines fair value, establishes a framework for measuring fair value and identifies required disclosures related to fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets and liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

PepsiCo Master Trust assets measured at fair value as of December 31, 2025 and 2024 are categorized consistently by Level 1 (Quoted and Published Prices in Active Markets for Identical Assets) and Level 2 (Significant Other Observable Inputs) in both years, with no assets categorized as Level 3 (Significant Unobservable Inputs), and are as follows:

	Fair Value Hierarchy Level	2025	2024

		(in thousands)
Assets
Cash and cash equivalents(a)	1	$35,269	$29,226
PepsiCo common stock(b)	1	1,140,476	1,356,452
Money market fund(b)	1	13,047	14,427
Fixed income securities(c)	2	273,188	254,101
Commingled trust funds(d)	1	13,329,006	11,422,930
Self-directed brokerage(b,d,e)	1	931,026	815,394
Total assets at fair value		$15,722,012	$13,892,530
(a)Restricted in use.
(b)Based on quoted market prices in active markets.
(c)Based primarily on yields currently available on comparable securities with similar credit ratings and a compilation of primary observable market information.
(d)Based on the published price of the fund.
(e)Includes cash and cash equivalents held in self-directed brokerage accounts.
Note 5 – Administrative Expenses
In general, the Company pays most of the usual and reasonable direct expenses of the Plan and the Plan Administrator. Any direct expenses not borne by the Company are paid by the Trustee out of the PepsiCo Master Trust. If applicable, expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants' investment balances and are reflected in the value of the participants' accounts. Any other indirect expenses, such as investment management fees, are reflected in the change in net asset value of the various funds.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Note 6 – Risks and Uncertainties
The Plan provides for investment options in various securities and funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, geopolitical instability, regulatory changes, foreign currency risk and overall market volatility. The Plan's exposure to a concentration of credit risk is dependent upon the investments selected by participants. These risks and uncertainties could impact the participants' account balances and the amounts reported in the financial statements. Approximately 7% and 9% of the Plan's net assets available for benefits were invested in common stock of the Company through the PepsiCo Master Trust at December 31, 2025 and 2024, respectively. The underlying value of the Company's stock is impacted by the performance of the Company, the market's evaluation of such performance and other factors.
Note 7 – Tax Status
The Plan's latest favorable determination letter, received from the Internal Revenue Service, is dated March 11, 2015. Although the Plan has been amended since receiving this determination letter, the Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related master trust is tax exempt.
During the plan year ended December 31, 2025, participant contributions, including loan repayments, of $9.5 million were remitted late to the Plan. These contributions, listed on Schedule H, line 4a - Schedule of Delinquent Participant Contributions, are pending correction under the U.S. Department of Labor's Voluntary Fiduciary Correction Program (VFCP) as of December 31, 2025.
The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. U.S. generally accepted accounting principles require the Plan's management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.
Note 8 – Related Party Transactions
Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of the Trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company's common stock in the PepsiCo Common Stock Fund. The fair value of the PepsiCo Master Trust investments in the Company's common stock was approximately $1.1 billion and $1.4 billion as of December 31, 2025 and 2024, respectively. There have been no known prohibited transactions with a party-in-interest.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Note 9 – Subsequent Events
The SodaStream USA, Inc. 401(k) Profit Sharing Plan and Trust was merged into the Plan effective April 1, 2026. The financial impact of this event (approximately $10.5 million of assets) will be reflected in the 2026 financial statements.
The Plan Administrator has evaluated subsequent events through the date the financial statements were issued and no additional disclosures, other than disclosed above, were required.

THE PEPSICO SAVINGS PLAN
Supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025
(dollars in thousands)

Year Ended	Participant Contributions Transferred Late to Plan, including Loan Repayments	Contributions Corrected in VFCP	Contributions Pending Correction in VFCP
2025	$9,520	$—	$9,520

See accompanying report of independent registered public accounting firm.

THE PEPSICO SAVINGS PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2025
(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*Notes Receivable from Participants	Notes Receivable from Participants (46,417 loans outstanding with interest rates ranging from 3.3% to 10.5% with maturities through 2041)	$328,171

*Party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2026	THE PEPSICO SAVINGS PLAN

/s/ Anna Xanthos
Anna Xanthos
Chair, PepsiCo Administration Committee

THE PEPSICO SAVINGS PLAN
December 31, 2025 and 2024
Index to Exhibit

23.1	Consent of Independent Registered Public Accounting Firm